March 4, 2014

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC

Attention:	Amanda Ravitz Jay Mumford

VIA EDGAR AND EMAIL

Re:	Adept Technology, Inc. Annual Report on Form 10-K Filed September 20, 2013 File No. 000-27122

Ladies and Gentlemen:

On behalf of Adept Technology, Inc. (“Adept” or “the Company”), we hereby respond to your comment letter dated February 27, 2014 (the “Comment Letter”) relating to the above-referenced filing by Adept with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company requests that all supplemental materials provided to the staff be returned to the Company upon completion of the staff’s review.

For ease of reference, the bold headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Form 10-K filed September 20, 2013

1.	Please tell us who has signed your Form 10-K in their capacity as your principal financial officer in accordance with General Instruction D of Form 10-K.

Mr. Rob Cain, Adept’s Chief Executive Officer, signed the 10-K in his capacity as the principal executive and principal financial officer of the Company, although the signature line excluded the reference to principal financial officer.

2.
Also, please tell us how you have complied with Exchange Act Rule 13a-14(a) which requires that you file a certification signed by your principal financial officer, how you complied with Regulation S-K Item 307 which requires that you disclose the conclusions of your principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures, and how you complied with Regulation S-K Item 308 which requires that you provide a report of management on your internal control over financial reporting which is defined in Exchange Act Rule 13a-15(f) as a process designed by, or under the supervision of, the issuer’s principal executive officer and principal financial officer, or persons performing similar functions.

Mr. Rob Cain, Adept’s Chief Executive Officer, executed a certification in his capacity as principal executive and financial officer.

Mr. Daniel Weinblatt, the Interim Principal Accounting Officer, also executed a certification as he performed certain functions of a principal financial officer in connection with the Company’s internal control over financial reporting.

*********

As requested by the Staff, Adept acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

▪
Staff comments or changes to disclosure in response to Staff comments in the Commission filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt review of this response.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at the above-listed telephone number.  We are available to discuss any questions or remaining issues with the Staff in order to resolve these comments.

Sincerely, /s/ Seth Halio Seth Halio Chief Financial Officer

cc:           Rob Cain, Adept Technology, Inc.